UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Pear Therapeutics, Inc.

(Name of Issuer)

Class A Common stock, $0.0001 par value per share

(Title of Class of Securities)

704723105

(CUSIP Number)

John Harris

JAZZ Venture Partners

548 Market Street, #27799

San Francisco, CA 94104

(206) 550-3838

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 11, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 704723105

1.	Names of Reporting Persons JAZZ Human Performance Opportunity Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0 shares of Class A Common Stock

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0 shares of Class A Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Class A Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by JAZZ Human Performance Opportunity Fund, L.P. (“Opportunity LP”), JAZZ Human Performance Opportunity GP, LLC (“Opportunity GP”), JAZZ Human Performance Technology Fund, L.P. (“Technology LP”) and JAZZ Human Performance Technology GP, LLC (“Technology GP” and, with Opportunity LP, Opportunity GP, Technology LP and Technology GP, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 704723105

1.	Names of Reporting Persons JAZZ Human Performance Opportunity GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0 shares of Class A Common Stock

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0 shares of Class A Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Class A Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 704723105

1.	Names of Reporting Persons JAZZ Human Performance Technology Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0 shares of Class A Common Stock

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0 shares of Class A Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Class A Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 704723105

1.	Names of Reporting Persons JAZZ Human Performance Technology GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0 shares of Class A Common Stock

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0 shares of Class A Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Class A Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”), which amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 13, 2021 (the “Original Schedule 13D”) on behalf of JAZZ Human Performance Opportunity Fund, L.P. (“Opportunity LP”), JAZZ Human Performance Opportunity GP, LLC (“Opportunity GP”), JAZZ Human Performance Technology Fund, L.P. (“Technology LP”) and JAZZ Human Performance Technology GP, LLC (“Technology GP” and, with Opportunity GP, Opportunity LP, and Technology LP, collectively, the “Reporting Persons”), relates to the Class A Common Stock, $0.0001 par value (“Class A Common Stock”) of Pear Therapeutics, Inc., a Delaware corporation. This Amendment is being filed by the Reporting Persons to report open market sales of Class A Common Stock on April 11, 2023 and April 12, 2023. Accordingly, the number of securities beneficially owned by the Reporting Persons has decreased as described in Items 4 and 5 below.

Items 4 and 5 of the Original Schedule 13D are hereby amended and supplemented to the extent hereinafter expressly set forth and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

On April 11, 2023, Opportunity LP sold 214,193 shares of Class A Common Stock and Technology LP sold 1,927,736 shares of Class A Common Stock, each in open market transactions at a price of $0.11 per share.

On April 12, 2023, Opportunity LP sold 870,721 shares of Class A Common Stock and Technology LP sold 7,753,937 shares of Class A Common Stock, each in open market transactions at prices ranging from $0.11 to $0.14 per share (a weighted-average price of $0.12 per share).

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b) The following information with respect to the ownership of the Class A Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of April 12, 2023:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
Opportunity LP	0	0	0	0	0	0	0.0%

Opportunity GP	0	0	0	0	0	0	0.0%

Technology LP	0	0	0	0	0	0	0.0%

Technology GP	0	0	0	0	0	0	0.0%

(c)	Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Class A Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Class A Common Stock beneficially owned by any of the Reporting Persons.

(e)	The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on April 12, 2023.

Item 7.	Material to be Filed as Exhibits

A.	Joint Filing Agreement, dated December 13, 2021 (incorporated by reference to the Original Schedule 13D, filed on December 13, 2021).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2023

JAZZ Human Performance Opportunity Fund, L.P.

By:	JAZZ Human Performance Opportunity GP, LLC
its	General Partner

By:	/s/ John F. Harris
Name: John F. Harris
Title: Managing Director

JAZZ Human Performance Opportunity GP, LLC

By:	/s/ John F. Harris
Name: John F. Harris
Title: Managing Director

JAZZ Human Performance Technology Fund, L.P.

By:	JAZZ Human Performance Technology GP, LLC
its	General Partner

By:	/s/ John F. Harris
Name: John F. Harris
Title: Managing Director

JAZZ Human Performance Technology GP, LLC

By:	/s/ John F. Harris
Name: John F. Harris
Title: Managing Director

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).